HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

July 14, 2004

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The negotiations between Banca Intesa S.p.A. and Doğus Holding A.Ş. regarding the acquisition of the shares issued by T. Garanti Bankası A.Ş. representing 40.05% of Garanti Bank's capital by Banca Intesa, which shall be followed by a call option to be granted to Banca Intesa to acquire further shares issued by T. Garanti Bankası A.Ş. representing up to 9.96% of Garanti Bank's capital, continues. Any new developments, which may call for a disclosure to the public will be announced in the future.

We declare that: our above statements conform to the principles included in the Board's Communiqué, Serial VIII Nr.39., it exactly reflects the information we received, the information complies with our records, books and documents, we did our best to obtain the correct and complete information relative to this subject and we are responsible for the declarations made in this regard.

Yours Sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations

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